Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2021
Dated: November 15, 2021

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

TABLE OF CONTENTS

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	5
3.	HIGHLIGHTS - SEPTEMBER 30, 2021 & SUBSEQUENT TO THE QUARTER END	8
4.	JUANICIPIO PROJECT	10
5.	DEER TRAIL PROJECT	17
6.	INVESTMENT IN JUANICIPIO	19
7.	EXPLORATION AND EVALUATION ASSETS	20
8.	REVIEW OF FINANCIAL RESULTS	21
9.	SUMMARY OF QUARTERLY RESULTS	23
10.	CASH FLOWS	.24
11.	FINANCIAL POSITION	25
12.	LIQUIDITY AND CAPITAL RESOURCES	26
13.	CONTRACTUAL OBLIGATIONS	.27
14.	SHARE CAPITAL INFORMATION	28
15.	OTHER ITEMS	29
16.	TREND INFORMATION	.29
17.	RISK AND UNCERTAINTIES	30
18.	OFF-BALANCE SHEET ARRANGEMENTS	.34
19.	RELATED PARTY TRANSACTIONS	34
20.	CRITICAL ACCOUNTING ESTIMATES	36
21.	CHANGES IN ACCOUNTING STANDARDS	37
22.	CONTROLS AND PROCEDURES	38
23.	ADDITIONAL FORMATION	38
24.	SUBSEQUENT EVENT	39

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

1. INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and nine months ended September 30, 2021. It is prepared as of November 12, 2021 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2021 and 2020 and the audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the notes thereto which are available on SEDAR and EDGAR or on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in Juanicipio, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America. Effective as of the 2020 fiscal year, MAG believes that it would no longer be classified as a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This information is provided for shareholders who are U.S. taxpayers. It may not be relevant for other persons. The U.S. tax rules regarding PFICs are very complex and investors are strongly urged to consult their own tax advisor regarding the U.S. tax consequences of the PFIC rules to your investment in MAG.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including: statements regarding the anticipated time and capital schedule to production; anticipated electrical hook-up of the processing plant and impact on commissioning; estimated project economics, including but not limited to, mill recoveries, payable metals produced, underground mining rates; production rates, payback time, capital and operating and other costs, internal rate of return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; pandemic risks (and COVID-19); political risk; currency risk; capital cost inflation risk; construction delays; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the U.S. Securities and Exchange Commission’s (“SEC”) and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers and other industry peers. MAG believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that these terms as recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), differ from the standards for such terms adopted by the SEC and therefore any Mineral Resources reported in accordance with NI 43-101 may not qualify as such under SEC rules. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

2. DESCRIPTION OF BUSINESS

MAG is an advanced stage development and exploration company focused on the acquisition, exploration and development of high-grade, high-margin, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, with Fresnillo plc (“Fresnillo”), the project operator, owning the remaining 56%. MAG also has the right to earn a 100% interest in the Deer Trail Carbonate Replacement-Porphyry Project in central Utah, USA.

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56% of Minera Juanicipio. As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved project mine development on April 11, 2019, and project construction commenced immediately thereafter. A 4,000 tonnes per day (“tpd”) processing facility is nearing completion and is currently in the pre-commissioning stage, while mineralized development material from the underground mine is being processed at a nearby processing plant at a targeted average nominal rate of 16,000 tonnes per month.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

The mineralization on the Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins – the term “Valdecañas Vein” is used to refer to this combined vein system. In addition, exploration continues both on the Valdecañas Vein system and on other prospective targets within the Juanicipio mining concession (see Section 4 Juanicipio Project below for a detailed current project update).

Development and exploration of the Juanicipio Project are both being carried out by the project operator, Fresnillo, with MAG participating in all Minera Juanicipio board and technical committee meetings as well as ad-hoc meetings when required. Construction and commissioning of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo. MAG’s share of project costs is funded primarily by cash calls through its 44% interest in Minera Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement.

In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd. to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR and on EDGAR on January 19, 2018.

The 2017 PEA incorporates major overall project upgrades over prior assessments, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimates of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available up to December 31, 2016 and do not include the results of drilling programs undertaken since then (2017-2021) designed to further expand and infill the Deep Zone and define the upper limits of the Bonanza Zone (see Exploration – Juanicipio Project below). The volume of the base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized material to the surface processing plant. As envisioned in the 2017 PEA, the process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/ball mill comminution circuit followed first by a gravity concentrator and then sequential selective flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and the associated tailings storage facilities are being built on open and flat Minera Juanicipio owned land just north of the conveyor ramp portal.

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition, a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see Juanicipio Project and Risks and Uncertainties below).

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Project

MAG executed an earn-in agreement (the “Agreement”) effective December 20th, 2018 to consolidate and acquire 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah USA (the “Deer Trail Project”). The Deer Trail Project includes 120 patented and 682 unpatented claims (approximately 5,700 Ha). The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% net smelter returns (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($8,002 expended to September 30, 2021) and $2,000 in royalty payments ($300 paid to September 30, 2021), both over the 10-year term of the agreement by 2028. The combined optional annual commitments do not exceed $2,500/year until after 2025, and all minimum obligatory commitments under the Agreement have been satisfied (see Exploration and Evaluation Assets below).

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project potentially related to a Molybdenum-Copper Porphyry system or systems immediately to the west. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property.

The combined property package came with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. These data include: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (AMT) geophysics; 2.5 kilometres (“km”) of U.S. Mine Safety and Health Administration (MSHA) certified underground workings; and a mining permit. Infrastructure and access to the property are excellent. Disturbances identified by MAG are being proactively remediated by MAG and reviewed by governmental regulators, leaving no significant environmental legacy issues.

See Section 5 Deer Trail Project below for a project exploration update on Phase I and Phase II drill programs.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

3. HIGHLIGHTS – SEPTEMBER 30, 2021 & SUBSEQUENT TO THE QUARTER END

OPERATIONAL

✓	Positive progress was achieved during the quarter ended September 30, 2021 (“Q3 2021”) on the construction of the 4,000 tpd Juanicipio processing plant and civil works, and the focus now turns to transitioning from construction to commissioning activities.

✓	Pre-commissioning has commenced for key process systems as the process plant approaches mechanical completion.

✓	As reported by the operator Fresnillo, the Juanicipio plant is expected to come in on budget and is expected to be commissioned by year end, subject to timely connection to the power grid.

✓	A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

✓	Batch processing of mineralized material from development headings continues through the nearby Fresnillo plant at a targeted two days per month of continuous processing for a nominal expected rate of 16,000 tonnes per month (19,042 tonnes per month was averaged during Q3 2021).

✓	For the three months ended September 30, 2021, on a 100% basis:

•	57,127 tonnes of mineralized material were batch processed through the Fresnillo plant, with 619,791 payable silver ounces, 993 payable gold ounces, 232 tonnes of lead and 312 tonnes of zinc produced and sold;

•	Average silver head grade was 418 grams per tonne (“g/t”) in the development material processed; and

•	Pre-commercial production sales totaled $14,684 for the quarter (net of treatment and processing costs), less $3,477 in mining and transportation costs, netting $11,207 in gross profit by Minera Juanicipio in the quarter.

✓	For the nine months ended September 30, 2021, on a 100% basis:

•	137,957 tonnes of mineralized material were batch processed through the Fresnillo plant, with 1,455,497 payable silver ounces, 2,334 payable gold ounces, 502 tonnes of lead and 719 tonnes of zinc produced and sold;

•	Average silver head grade was 410 g/t in the development material processed; and

•	Pre-commercial production sales of $36,025 (net of treatment and processing costs) less $7,736 in mining and transportation costs, netting $28,289 year to date gross profit in Minera Juanicipio.

✓	Since commencing batch processing of Juanicipio mineralized material from development headings in August of 2020, a total of 209,816 tonnes of mineralized development material have been processed through the nearby Fresnillo plant:

•	contributing cash-flow to offset some of the initial project capital; and

•	de-risking Juanicipio’s metallurgical performance, which is expected to significantly speed up project ramp-up.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

✓	Juanicipio initial project capital is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $350,738 in development expenditures incurred from then to September 30, 2021, leaving approximately $89,262 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $39,275) as at September 30, 2021. The cash required will be reduced by:

•	Existing cash held in Minera Juanicipio as at September 30, 2021 ($34,180 on a 100% basis); and,

•	Expected cashflow generated from mineralized development material being processed through the Fresnillo plant up until the Juanicipio plant is commissioned.

✓	A further 33,663 tonnes of mineralized development material with a silver head grade of 550 g/t were processed in October 2021 thought the Fresnillo plant.

EXPLORATION

✓	The 2021 Juanicipio exploration program in process is budgeted at $6,000 on a 100% basis, and has been focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein).

✓	Five drill rigs are presently on surface running concurrently with continued underground definition and geotechnical drilling.

✓	Results of the Juanicipio 2020 exploration program were reported in the quarter (see Press Release dated August 5, 2021), and the program successfully:

•	Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone (as defined in the 2017 PEA) where the first several years of mining is expected to occur;

•	Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone (as defined in the 2017 PEA); and

•	Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

✓	Deer Trail Project in Utah:

•	Assays were released in Q3 2021 for the Phase I drill program (see Press Release dated September 7, 2021), which successfully fulfilled all three of its planned objectives by:

▪	Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;

▪	Confirming and projecting two suspected mineralization feeder structures to depth; and

▪	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

•	A follow up 5 hole/5,000 metre Phase II drill program commenced in Q3 2021 and is in process.

LIQUIDITY AND CAPITAL RESOURCES

✓	As at September 30, 2021, MAG held cash of $31,707 while Minera Juanicipio had cash on hand of $34,180 on a 100% basis.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

✓	Estimated remaining initial project capital cost of the Juanicipio Project is $89,262 (MAG’s 44% share estimated at $39,275) which is expected to be funded by MAG’s cash, cash held in Minera Juanicipio and expected cash flows generated from mineralized development material processed at the Fresnillo plant.

✓	Subsequent to the quarter end, MAG signed a commitment letter with the Bank of Montreal for a fully underwritten $40,000 revolving credit facility to provide MAG with additional liquidity should it be required (see Subsequent Events below).

CORPORATE

✓	MAG continues to refresh its board, as Mr. Dale Peniuk was appointed to the board on August 3, 2021.

•	Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk currently serves on the board and as audit committee chair of Lundin Mining Corporation, Capstone Mining Corp. and Argonaut Gold Inc., and has been on the board and chair of the audit committee of numerous other Canadian public mining companies since 2006. Mr. Peniuk obtained his Bachelor of Commerce degree from the University of British Columbia in 1982 and his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP Chartered Accountants and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group.

✓	Subsequent to the quarter end, MAG announced that Mr. W.J. (Jim) Mallory joined the Company as Chief Sustainability Officer (“CSO”).

•	Mr. Mallory has more than 44 years of experience in the mining industry, in both operations and management, with his last 23 years in sustainability and executive roles for Canadian resource corporations. He has supported Canadian mining companies with operations in Chile, Peru, Argentina and Bolivia, and most recently several exploration and mining operations in Mexico. The appointment of the CSO highlights the priority that MAG places on integrating our corporate and social responsibility objectives throughout MAG, working together with our partners at Juanicipio and supporting our exploration activities in Mexico and the United States.

4. JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized by Minera Juanicipio (on a 100% basis) for the three and nine months ended September 30, 2021 amounted to approximately $60,691 and $173,297 respectively (year ended December 31, 2020: $120,757). Of the total expenditures incurred in the nine months ended September 30, 2021, $166,019 (year ended December 31, 2020: $115,937) are development expenditures, $4,176 (year ended December 31, 2020: $4,820) are exploration expenditures, and the remaining $3,102 is capitalized shareholder loan interest (year ended December 31, 2020: $1,298). Gross profit (sales less cost of sales) from processing Juanicipio mineralized development material at the Fresnillo plant for the three and nine months ended September 30, 2021 totaled $11,207 and $28,289, respectively (for the three and nine months ended September 30, 2020: $7,994) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

UNDERGROUND MINE PRODUCTION – Juanicipio Project

As of August 2020, mineralized development material from the Juanicipio Project is being batch processed, refined and sold on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant twelve km away. The resulting concentrates are treated in Torreón, Coahuila, Mexico. This preproduction toll processing of Juanicipio mineralized development material is expected to continue until the Juanicipio plant is commissioned (see Processing Plant Construction and Commissioning below). The actual amount of material processed on a monthly basis fluctuates due to the variability of mineralization encountered in the development headings from month to month.

In the three and nine months ended September 30, 2021, 57,127 and 137,957 tonnes of mineralized development material respectively, were processed through the Fresnillo plant, realizing commercial and operational de-risking opportunities for the Juanicipio Project. The resulting payable metals sold and processing details on a 100% basis are summarized in Table 1 (three months ended September 30, 2021) and in Table 2 (nine months ended September 30, 2021) below. The sales and treatment charges for tonnes processed in Q3 2021 were recorded on a provisional basis and will be adjusted in Q4 2021 based on final assay and pricing adjustments in accordance with the offtake contracts.

Table 1: Q3 2021 Development Material Processed at Fresnillo’s Processing Plant (100% basis)

Three Months Ended September 30, 2021 (57,127 tonnes processed)				Q3 2020 $ Amount(2)
Payable Metals	Quantity	Average Per Unit (1)	$Amount
Silver	619,791 ounces	$23.14 per oz	$14,344	$9,537
Gold	993 ounces	$1,772.71 per oz	1,761	1,065
Lead	232 tonnes	$1.04 per lb	529	221
Zinc	312 tonnes	$1.38 per lb	947	355
Treatment and refining charges (“TCRCs”) and other processing costs			(2,897)	(1,653)
Net Sales			14,684	9,525
Mining and transportation costs			(3,477)	(1,531)
Gross Profit			$11,207	$7,994

(1) Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.

(2) Processing of Juanicipio mineralized development material at the Fresnillo plant commenced in August of 2020, with no prior processing.

Table 2: YTD 2021 Development Material Processed at Fresnillo’s Processing Plant (100% basis)

Nine Months Ended September 30, 2021 (137,957 tonnes processed)				YTD 2020 $ Amount (2)
Payable Metals	Quantity	Average Per Unit (1)	$Amount
Silver	1,455,497 ounces	$25.07	$36,492	$9,537
Gold	2,334 ounces	$1,787.39	4,171	1,065
Lead	502 tonnes	$0.98	1,087	221
Zinc	719 tonnes	$1.33	2,120	355
TCRCs and other processing costs			(6,699)	(1,653)
Provisional sales adjustment related to 2020 sales (3)			(1,146)	-
Net Sales			36,025	9,525
Mining and transportation costs			(7,736)	(1,531)
Gross Profit			$28,289	$7,994

(1) Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.

(2) Processing of Juanicipio mineralized development material at the Fresnillo plant commenced in August of 2020, with no prior processing.

(3) Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

The average silver head grade for the mineralized development material processed in the three and nine months ended September 30, 2021 was 418 g/t and 410 g/t (three and nine months ended September 30, 2020 was 348 g/t and 348 g/t) respectively.

From August 2020 to September 30, 2021, a total of 209,816 tonnes of mineralized development material have been processed at the Fresnillo processing plant. By bringing forward the start-up of the underground mine and processing mineralized development material at the Fresnillo plant in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

•	generating cash-flow from production to offset some of the cash requirements of the initial project capital;

•	de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;

•	increased certainty around the geological block model prior to start-up of the processing plant; and

•	allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

PROCESSING PLANT CONSTRUCTION – Juanicipio Project

Construction plans for the 4,000 tpd processing plant commenced immediately after the formal project approval in April 2019. Development and construction of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already begun prior to the formal project approval and are ongoing. Construction of the Juanicipio processing plant continued to make good progress in the quarter ended September 30, 2021 and is now approaching mechanical completion. Pre-commissioning testing has already begun for key process plant systems, and commissioning is expected by year end (see Outlook – Juanicipio Project below).

A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is via twin underground declines that extend to the top of mineralization in the Valdecañas Vein. From the top of mineralization, the upper footwall haulage/access drift has been driven the length of the vein and three internal spiral production ramps are being extended from the drift to depth in the footwall of the mineralized envelope (vein). The three spiral ramps are situated behind the mineralized envelope to provide access to stopes within the vein and allow a planned mining rate of 4,000 tpd. Initial cross-cuts through the vein have been made from a number of points along the footwall ramps. Most expose well-mineralized vein and this initial development indicates that the grade and width of the mineralization is in line with previous drillcore-based estimates. As discussed above, the mineralized material encountered in these developments is being processed at the nearby Fresnillo processing plant (see Underground Mine Production above).

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Once in full production, mineralized material from mining of the vein will be hauled to an underground crushing station (already excavated) and crushed underground. The crushed mineralized material will be trucked to the flotation plant until the conveyor is completed in 2022. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is approaching 85% completion and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion. The #1 ventilation shaft has been commissioned and is now ventilating some of the lower areas of the mine. The #2 ventilation shaft has been completed and will be in operation early 2022.

Total underground development to date is approaching 42 km (26 miles), including 2.8 km (1.7 miles) completed in the three months ended September 30, 2021. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;

•	making additional cross-cuts through the vein and establishing the initial mining stopes.

•	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;

•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces; and

•	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill will be the chosen mining method for the higher levels in this section. A trial longhole stope has been in operation for the past six months, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021 (see Risks and Uncertainties below). With various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a portion of its contractor workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $16,637 on a 100% basis for the quarter ended September 30, 2021. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital.

PROJECT CAPITAL (“CAPEX”) – Juanicipio Project

The Juanicipio Project initial capital or pre-operative project capital cost (“capex”) on a 100% basis, as estimated from January 1, 2018, is expected to be $440,000 (see Press Release dated February 24, 2020). The capex already expended from January 1, 2018 to September 30, 2021 is approximately $350,738, leaving an estimated $89,262 of remaining initial capital (MAG’s 44% estimated remaining share is $39,275 as at September 30, 2021). This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at September 30, 2021 ($34,180 on a 100% basis); and expected cash flows generated from mineralized Juanicipio development material processed at a targeted average nominal rate of 16,000 tonnes per month through the Fresnillo processing plant until the Juanicipio plant is commissioned (see Underground Mine Production above and Liquidity and Capital Resources below).

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

OUTLOOK – Juanicipio Project

Construction of the Juanicipio processing plant continues to make good progress, with the focus now on transitioning from construction to commissioning activities. Pre-commissioning testing has already begun for key process plant systems as the plant approaches mechanical completion. No-load testing of the facility with progression to water testing is expected during November. The plant is expected to be commissioned by year end according to operator Fresnillo, subject to timely connection to the national electricity transmission grid of Mexico. The connection to the grid is the last step prior to feeding lower grade mineralized material through the grinding mills and mineralized material has been conveyed to the fine ore bin in preparation for processing. It has been difficult for the regulators to travel to site for the final connection due to COVID travel restrictions, but these have now been lifted and additional electrical supply protection equipment is being installed as a priority ahead of the tie-in. Fresnillo expects to obtain the authorization to connect to the power grid on schedule, which should allow full load commissioning by year end, but there is no assurance that the connection will be timely (see Risks and Uncertainties below). The project operator, Fresnillo, has indicated that if there is a delay to the commissioning schedule due to the timing of the tie-in, the amount of mineralized material that was schedule to be processed through the commissioning period will be processed at the nearby Fresnillo plant, generating comparable cash flow expected during commissioning.

Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to come in on budget and the plant is expected to reach 40 to 50% of the nameplate 4,000 tpd capacity by the end of 2021 with ramp up to 90-95% in 2022. In contrast, the 2017 PEA originally envisioned ramp-up to full production over 3 years after commissioning of the processing plant. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine.

Until the Juanicipio processing plant is commissioned, mineralized development material from Juanicipio is being processed at a targeted rate of 16,000 tonnes per month through the nearby Fresnillo beneficiation plant (100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico. The actual amount of material processed on a monthly basis fluctuates due to the variability of mineralization encountered in the development headings from month to month. In the three months ended September 30, 2021, 57,127 tonnes of development material were processed (see Underground Mine Production – Juanicipio Project above), or an average of 19,041 tonnes per month. During October 2021, a further 33,663 tonnes of Juanicipio mineralized development material were processed at the Fresnillo plant with a silver head grade of 550 g/t.

According to Fresnillo, the Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

EXPLORATION – Juanicipio Project

Most of the Juanicipio property remains unexplored with many untested targets still to be pursued within the property concession. Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth.

2021 Exploration Program

The 2021 approved Juanicipio exploration program is currently in progress and is budgeted at $6,000 ($4,200 actual YTD 2021) on a 100% basis, and has been focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein). Drilling of the Valdecañas Vein System began in January 2021 with four drill rigs, and a fifth drill rig added mid-year (all assays pending). The five drill rigs on surface are running concurrently with continued underground definition drilling. Three of the drill rigs remain dedicated to Devico directional drilling. Permit applications for drilling other exploration targets on the property have been submitted or are in the process of being generated pending surface access arrangements. Meanwhile, detailed mapping and sampling of these targets is underway. All aspects of the exploration work continue to be done under strict COVID-19 protocols.

2020 Exploration Program

Assays were released for the Juanicipio 2020 drill program in the Q3 2021 (see Press Release dated August 5, 2021). A total of 33 surface holes (27,900 m) and 77 underground definition holes (11,800 m) were completed with the primary objectives of: infilling and expanding the Valdecañas Deep Zone (“Deep Zone”) to optimize its planned extraction; and underground definition drilling of the upper high-grade Valdecañas Bonanza Zone (“Bonanza Zone”) where test mining has already begun and the focus for the first several years of mining lies. Many of the holes directed at the Valdecañas Vein coincidentally also cut one or more of the hangingwall Anticipada and Pre-Anticipada veins and footwall veins. Fourteen of these cut the Anticipada Vein. Owing to drillhole geometries, the Pre-Anticipada Vein was not intercepted on its east side where it appears to improve in grade and thickness. In addition to the above, 17 holes intercepted the NE-trending Venadas Vein family. Only three exploration holes were drilled outside the Valdecañas Vein System during the year: two directed at the long-suspected North Vein and a deep test of the Juanicipio Vein.

Brief summaries of results are below, with a complete set of tables by vein of the 2020 drilling results available at: https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein System, available at:

https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4 .

The 2020 drill program successfully:

•	Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;

•	Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and,

•	Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Valdecañas Vein Bonanza Zone: The first major focus of 2020 was a 77-hole underground definition drilling program targeting the uppermost part of the very high-grade Bonanza Zone where mining will occur for the next few years. The top of this zone was known to be irregular, and its upper limits not well defined, so tightly spaced drilling was undertaken from underground drill stations between 50 and 200m from the vein. All intercepts show the high silver and gold grades with very low base metals, typical of the top of the Valdecañas Vein. The underground drilling results in this program help define in detail the upper limits of the mineralization and continuity of grade and thickness within the vein. Additionally, the significant boost to the geochemical database for the Bonanza Zone allows more detailed grade distribution analysis and the added geotechnical data provide crucial information on ground conditions. Stope design based on the results is underway.

Valdecañas Vein Deep Zone: The second major focus of the 2020 program was continued infill and expansion drilling of the Deep Zone, with 21 holes (14 infill and 7 expansion) drilled from surface. All but one infill hole cut significant grade over width. Hole D1-6-1 reinforces the width and grade of the western dilatant zone. Hole D5-3-3, at 21m true width, was the highlight on the east side. The weakest hole (P34) went into the narrow “waist” between the two dilatant zones about 24m from a previous weak intercept. Seven holes were drilled outside the known mineralized envelope and extend it laterally and to depth on both ends of the vein. Two holes were drilled very deep on the Valdecañas Vein and cut 187 and 279 meters respectively of zinc mineralized skarn surrounding the vein. These are by far the greatest mineralized skarn thicknesses drilled to date in the district and provide additional definition of the ore-fluid upwelling zone that appears to have fed the entire Valdecañas Vein System.

Anticipada: Fourteen Valdecañas-directed holes coincidentally cut and nicely infill the parallel hangingwall Anticipada Vein. At 10.3 m true width, Hole D5-3-1 is one of the widest holes through Anticipada to date. Several of the holes cut high gold grades and most cut significant base metals, including high copper.

Venadas “North-East Trending” Vein Family: The combined surface and underground drilling program made 17 intercepts of members of the northeast-trending “Venadas Vein Family”. Most of the intercepts show significant silver and gold grades with very low base metals indicating a very high level of exposure analogous to the top of the Bonanza Zone of Valdecañas.

Other Targets: Three exploration holes were drilled outside of the Valdecañas Vein System during 2020. One (101P) cut modest mineralization deep and to the west on the Juanicipio Vein, demonstrating continuity of mineralization in the structure. Two holes (P33 and P33-2) targeted the long-suspected North Vein some 400m to the north of the footwall of the Valdecañas Vein. These holes are very close to each other and both cut around 2.5m of barren “high-level looking” quartz vein at a similar elevation to the irregular top-out of the Valdecañas Vein. Deeper drilling to test this vein at elevations similar to the Bonanza Zone of the Valdecañas Vein is planned for in the 2021 Exploration Program.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, British Columbia, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Coahuila State, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

COVID-19 – Juanicipio Project

The Juanicipio Project operator, Fresnillo, continues to closely monitor the spread of the virus and has implemented a range of safety measures in accordance with the World Health Organization and Mexican Government guidelines. These include stringent monitoring & hygiene, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the Federal and local level.

As previously reported, in Q1 2021 Fresnillo as operator announced that the commissioning timetable for the Juanicipio processing plant was deferred a few months to Q4 2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures implemented at site. Further impacts of this pandemic could create or include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See ‘Virus outbreaks may create instability in world markets and may affect the Company’s Business’ in ‘Risk and Uncertainties’ below.

5. DEER TRAIL PROJECT

The Deer Trail Project displays and satisfies MAG’s top criteria when exploring for large CRD systems, specifically: the presence of high silver grades; location on a deep-penetrating regional-scale fault known to host other major CRD-family deposits; location at the top of a thick section of favorable host rocks; and an identifiable plumbing network of faults and mineralization.

MAG’s exploration focus on the project is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicates lies just below the interlayered sedimentary and limestone sequence that hosts the Deer Trail mine. This involves: verifying the presence of those potentially more favorable host rocks at depth; projecting the feeder structures of the known CRD mineralization to depth into these inferred underlying limestone host rocks; and seeking large-scale silver-rich massive sulfide replacements and potentially mineralized skarn in them.

Phase I drill program (Q4 2020 - Q2 2021)

Phase I drilling commenced in November 2020 and was completed in Q2 2021 with assays and interpretations released in the third quarter of 2021 (see Press Release September 7, 2021). Initial targets were derived within Leapfrog Geo® by integrating vast new technical data acquired over 2019 - 2020 and the large inherited historic data set into MAG’s CRD exploration model. Phase I saw the completion of three holes and 3,927 metres drilled from surface.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Phase I successfully fulfilled all three of its planned objectives by:

1)	Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

Notably, all three holes bottomed within multi-phase porphyritic granitoids affected by later sericite-pyrite alteration with modest copper and silver mineralization along their upper contacts (including 0.86m grading 1.7% copper and 64 g/t silver in hole DT20-01).

The principal goal of Phase I drilling was to locate the Redwall Limestone, a thick, clean limestone unit hypothesized to be a more favorable host rock than the thinly layered Callville Formation, which hosts the deepest historically known mineralization in the mine area. The likely presence of the Redwall was indicated by regional occurrences and all three holes cut 215m - 320m of highly altered Redwall before bottoming in granitoid intrusions. All three holes cut high-grade sulphide mineralization in/near projected feeder structures within the Callville before reaching the Redwall (Table 1). DT21-02 intercepted 0.50 m (core length) of sulphides grading 426 g/t (12.4 ounces per ton (“opt”) silver, 6.5 g/t (0.2 opt) gold, and 17.1% lead plus zinc within a 3.5 m breccia zone along the Red Fissure Fault; principal feeder to the historic Deer Trail manto. DT21-03 cut 1.90 m (core length) of manto-style (bedding parallel) sulphides grading 952 g/t silver (27.8 opt), 38.2 g/t (1.1 opt) gold, and 9.2% lead plus zinc close to the Wet Fault, a principal feeder to the 3400 Area manto zone. DT20-01 was designed simply to locate the Redwall at shallow depth, but before reaching the Redwall, it cut a ~20 m (core length) feeder zone in the Callville containing a 2.30 m (core length) mineralized strand that reported 1.0 g/t gold and 101 g/t silver.

Table 3 - Phase I Drilling Highlights

Hole ID	From (m)	To (m)	Core Length (m)[1]	u (g/t)2	Ag (g/t)[2]	Pb (%)	Zn (%)	Cu (%)
DT20-01	679.24	681.54	2.30	1.0	101	0.1	0.2	<0.1
and	1147.42	1148.28	0.86	0.0	64	0.1	0.1	1.7
DT21-02	1161.23	1161.73	0.50	6.5	426	9.2	7.9	1.8
incl.	1161.23	1161.40	0.17	13.3	831	15.7	13.7	3.3
DT21-03	261.51	264.07	2.56	1.5	147	0.1	0.1	<0.1
and	443.20	445.10	1.90	38.2	952	5.03	4.2	0.3
incl.	444.74	445.10	0.36	111.5	2340	>20[3]	4.9	0.5
and	514.45	515.49	1.04	3.0	22	0.8	1.4	<0.1
and	746.70	747.12	0.42	5.2	270	4.2	8.1	1.0
and	1043.98	1044.20	0.22	0.2	162	1.9	2.9	0.1

1 core length as cut; true thickness indeterminate

2 grams per tonne

3 includes single >20% pending overlimit

Quality Assurance and Control

The samples (half core) are shipped directly in security-sealed bags to ALS-Laboratories preparation facilities in Elko, Nevada, or Tucson, Arizona, USA (Certification ISO/IEC 17025:2017). Samples shipped also included intermittent QA/QC standards and blanks. Pulp samples are subsequently shipped to ALS Global - Geochemistry Analytical Lab in North Vancouver, British Columbia, Canada for analysis. The remaining half core is placed back into the core boxes and is retained on site in a secured core storage facility.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

COVID-19: Deer Trail Project

Health and safety are two of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company established its COVID-19 response plan for Deer Trail in September 2020 with safety measures that include mandatory mask use, COVID-19 testing for contractors and employees prior to returning to site, temperature screening, employee health surveys, antibody rapid tests for team members to track exposure and social distancing. The Company continues to monitor the Utah Department of Health, Center for Disease Control and World Health Organization recommendations, updating the protocols in January 2021, April 2021 and September 2021. These updates include additional controls for positive result cases, a safe return to the workplace plan (post COVID-19) and a protocol for fully vaccinated individuals. The most recent version of the COVID response plan was updated in September 2021 and incorporate concerns with the Delta variant and a protocol for vaccine hesitant individuals. Most project employees and contractors have now been fully vaccinated.

Deer Trail Outlook

Phase II drilling commenced at the Deer Trail Project on August 20, 2021, and is planned for 5,000 metres of drilling over 5 holes. Deviation/directional drilling is expected to be used in Phase II to make the drilling more efficient and accurate.

Holes DT21-02 and 03 from Phase I drilling, both cut high-grade, multi-stage massive sulphide replacement mineralization in Callville Formation limestones above the Redwall Limestone (see Phase I Drill Program above). Notably, the silver grades in both holes are comparable to those of the historic Deer Trail massive sulfides, which suggests limited vertical zoning despite being up to 740 m deeper in the system. DT21-02 appears to have cut mineralization directly within the Red Fissure fault, while DT21-03 appears to be manto-style mineralization fed from the nearby Wet fault. Phase II drilling is targeting these mineralized structures down dip within the clean carbonates of the Redwall. The first hole of Phase 2 is an offset of hole DT21-03 designed to test the Wet fault 150 m deeper where it cuts through the Redwall. All assays pending.

Other highly prospective areas of the large property package are also being considered for further exploration and subsequent drill testing.

6. INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2021). The Company’s investment relating to its interest in Minera Juanicipio is detailed as follows for the nine months ended September 30, 2021 and the year ended December 31, 2020:

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

	Nine months	Year ended
	ended Sept. 30,	December 31,
	2021	2020
Juanicipio Project oversight expenditures incurred 100% by MAG	$306	$568
Interest earned on advances to Minera Juanicipio	(1,378)	(567)
Cash contributions to Minera Juanicipio	55,484	63,712
Total for the period	54,412	63,713
Income from equity investment in Juanicipio	6,909	2,214
Balance, beginning of period	202,570	136,643
Balance, end of period	$263,891	$202,570

During the nine months ended September 30, 2021, the Company incurred Juanicipio oversight expenditures of $306 (year ended December 31, 2020: $568) and made $55,484 in cash advances to Minera Juanicipio (year ended December 31, 2020: $63,712).

A portion of the Investment in Juanicipio is in the form of interest-bearing shareholder loans. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $1,378 for the nine months ended September 30, 2021 (year ended December 31, 2020: $567) was applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry.

During the nine months ended September 30, 2021, MAG recorded $6,909 income from equity investment in Juanicipio (September 30, 2020: $3,372 loss) as outlined in Table 4 below.

Table 4: MAG’s income (loss) from equity investment in Juanicipio

	September 30, 2021	September 30, 2020
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	$28,289	$7,994
Administrative expenses	(1,215)	-
Foreign exchange and other	(832)	(3,463)
Net income before tax	26,242	4,531
Income tax expense (including deferred income tax)	(10,539)	(12,195)
Net income (loss) for the period (100% basis)	$15,703	$(7,664)
MAG’s 44% share of income (loss) from equity investment in Juanicipio	$6,909	$(3,372)

7. EXPLORATION AND EVALUATION ASSETS

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To September 30, 2021, the Company has incurred $9,650 in exploration expenditures on the property and there are no further exploration funding requirements under the agreement. However, to earn a 100% interest in the property package, the Company must make a remaining cash or share payment of $150 on or before the fifth annual anniversary of the agreement, at which time the vendors will retain a 2% NSR royalty. In May 2021, the Company elected to settle the fourth annual option payment of $100 in shares and issued 5,223 shares to the vendors in settlement of the payment.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Project

In 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. MAG paid $150 upon signing the agreement and another $150 in October 2020. To earn 100% interest in the property, MAG must make remaining cash payments of $1,700 over the next 8 years and fund a cumulative of $30,000 of eligible exploration expenditures ($8,002 incurred to September 30, 2021) by 2028. Upon MAG’s 100% earn-in, the vendors will retain a 2% NSR royalty.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8. REVIEW OF FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
EXPENSES
Accounting and audit	$52	$53	$225	$170
Amortization	39	31	107	91
Filing and transfer agent fees	3	51	270	295
Foreign exchange loss (gain)	34	(72)	(114)	49
General office expenses	458	235	1,508	834
Legal	42	62	157	360
Management compensation and consulting fees	633	577	1,952	1,530
Mining taxes and other property costs	34	12	74	25
Share based payment expense	896	554	3,574	2,262
Shareholder relations	82	65	209	214
Travel	7	9	12	56
	2,280	1,577	7,974	5,886
Interest income	25	133	152	517
Income (loss) from equity investment in Juanicipio	1,457	126	6,909	(3,372)
Loss for the period before income tax	$(798)	$(1,318)	$(913)	$(8,741)
Deferrred income tax (expense) benefit	(1,482)	1,229	(1,724)	(4,949)
Loss for the period	$(2,280)	$(89)	$(2,637)	$(13,690)

Three months ended September 30, 2021 vs. Three months ended September 30, 2020

The Company’s net loss for the three months ended September 30, 2021 amounted to $2,280 (September 30, 2020: $89).

General office expenses increased to $458 (September 30, 2020: $235) in the three months ended September 30, 2021 primarily due to a significant increase in insurance premiums compared to the prior period, as well as increased compliance costs related to maintaining foreign subsidiaries. Management compensation and consulting fees increased to $633 (September 30, 2020: $577) primarily due to an additional full time staff member and the use of some consultants, as compared to prior year. Other expenses incurred during the three months ended September 30, 2021 were all either comparable with the prior period’s expense, or the change was not significant to the overall operations during the quarter.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Share-based payment expense (a non-cash item) recorded in the three months ended September 30, 2021 increased to $896 (September 30, 2020: $554) and is determined based on the fair value of equity incentives granted and vesting in the period. The increase is related to a new director receiving a deferred share unit (“DSU”) grant and an increase related to a new full time staff member in the current year.

Interest income earned by MAG on its cash decreased to $25 (September 30, 2020: $133) during the three months ended September 30, 2021 primarily due to both lower cash balances held and lower interest rates available compared to the prior period. MAG recorded its 44% share of income from equity investment in Juanicipio of $1,457 (September 30, 2020: $126) which included MAG’s 44% share of income from the sale of underground mineralized development material (see ‘Underground Mine Production’ and ‘Investment in Juanicipio’ above). MAG also recorded a deferred income tax expense of $1,482 for the three months ended September 30, 2021 (September 30, 2020: $1,229 deferred income tax benefit) related to the weakening of the Mexican peso during the quarter relative to the U.S. dollar, and the associated decrease in tax basis of its investment in Minera Juanicipio.

Nine Months Ended September 30, 2021 vs. Nine Months Ended September 30, 2020

The Company’s net loss for the nine months ended September 30, 2021 amounted to $2,637 (September 30, 2020: $13,690).

During the nine months ended September 30, 2021, general office expenses increased to $1,508 (September 30, 2020: $834) as insurance premiums increased significantly over the prior period, as well as increased compliance costs related to maintaining foreign subsidiaries and increased printing and mailing costs related to the Company’s Annual General and Special Meeting. In the nine months ended September 30, 2021, management compensation and consulting fees increased to $1,952 (September 30, 2020: $1,530), due to placement fees for three new directors and a new Corporate Secretary and the use of some consultants during the period, as compared to the prior period.

Share based payment expense (a non-cash item) recorded in the nine months ended September 30, 2021 increased to $3,574 (September 30, 2020: $2,262) and is determined based on the fair value of equity incentives granted and vesting in the period. The increase in share based payment expense relates to the initial incentive grants to three new directors and a new Corporate Secretary, and due to a delayed equity grant in the prior period due to a Company imposed blackout.

Other expenses incurred during the nine months ended September 30, 2021 were all either comparable with the prior period’s expense, or the change was not significant to the overall operations during the period.

The Company recorded a foreign exchange gain of $114 (September 30, 2020: $49 foreign exchange loss) in the nine months ended September 30, 2021 related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency. Interest income earned by MAG on its cash decreased to $152 (September 30, 2020: $517) during the nine months ended September 30, 2021 primarily due to both lower cash balances held and lower interest rates available compared to the prior period.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

MAG recorded a deferred income tax expense of $1,724 for the nine months ended September 30, 2021 (September 30, 2020: $4,949) related to the devaluation of the Mexican peso during the period (from 19.95 pesos/US$ on December 31, 2020 to 20.50 pesos/US$ on September 30, 2021). In the prior period, the peso devaluation was of greater magnitude related to the COVID-19 outbreak, and thus resulted in a much larger deferred tax expense for the period.

In the nine months ended September 30, 2021, MAG recorded its 44% share of income from its equity investment in Juanicipio of $6,909 (September 30, 2020: $3,372 loss) as described above in Investment in Juanicipio.

Other Comprehensive Income (Loss):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Loss for the period	$(2,280)	$(89)	$(2,637)	$(13,690)

OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified subsequently to profit or loss:
Unrealized (loss) gain on equity securities	(1,824)	2,576	(5,248)	10,207
Net of deferred tax benefit (expense)	246	(129)	711	(1,134)
	(1,578)	2,447	(4,537)	9,073

Total comprehensive income (loss)	$(3,858)	$2,358	$(7,174)	$(4,617)

In Other Comprehensive Income (Loss) during the three and nine months ended September 30, 2021, MAG recorded an unrealized mark-to-market loss of $1,578 and $4,537 respectively (net of $246 and $711 deferred tax benefit respectively) (September 30, 2020: $2,447 and $9,073 unrealized gain respectively, net of deferred tax expense) on equity securities held.

9. SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net (Loss) Income per Share):

Quarter Ending	Revenue (1)	Net (Loss) Income (2)	Net (Loss) Income per Share
September 30, 2021	$25	$(2,280)	$(0.02)
June 30, 2021	$42	$3,305	$0.03
March 31, 2021	$85	$(3,662)	$(0.04)
December 31, 2020	$120	$6,593 (3)	$0.07
September 30, 2020	$133	$(89)	$0.00
June 30, 2020	$110	$1,297 (3)	$0.01
March 31, 2020	$274	$(14,898) (3)	$(0.17)
December 31, 2019	$412	$(1,018)	$(0.01)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Sales in Minera Juanicipio where MAG owns 44%, are recognized through MAG’s income (loss) from equity investment in Juanicipio (see ‘Investment in Juanicipio’ above) which is reflected above in net income (loss) as applicable.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

(3)	The net loss for the quarter ended March 31, 2020 includes the deferred tax effects of a significant devaluation of the Mexican peso against the US dollar (from 18.87 pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020), and the resulting devaluation of certain tax assets denominated in Mexican pesos. As the Mexican peso partially recovered during the quarters ended June 30 and December 31, 2020, a deferred tax benefit was recognized by the Company contributing to and/or resulting in net income for those quarters.

10. CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and nine months ended September 30, 2021:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Operating activities before working capital changes	$(1,285)	$(923)	$(4,474)	$(2,961)
Changes in non-cash operating working capital	11	331	(620)	(743)
Operating actitivities	(1,274)	(592)	(5,094)	(3,704)
Investing activities	(33,291)	(104)	(57,671)	(23,974)
Financing activities	(24)	49,569	127	91,433
Effects of exchange rate changes on cash	(46)	64	337	(70)

Change in cash during the period	(34,635)	48,937	(62,301)	63,685
Cash, beginning of period	66,342	87,108	94,008	72,360
Cash, end of period	$31,707	$136,045	$31,707	$136,045

Operating Activities

During the three and nine months ended September 30, 2021, MAG used $1,285 and $4,474 respectively in cash for operations before changes in non-cash working capital, compared to $923 and $2,961 respectively, in the comparative prior periods. More cash was expended in operations in the current periods, primarily because of increased insurance premiums and management compensation and consulting fees, and because of lower interest income earned in the period, all as described in ‘Review of Financial Results’ above. MAG’s non-cash operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and nine months ended September 30, 2021 decreased by $11 and increased by $620 respectively (September 30, 2020: decreased by $331 and increased by $743 respectively) primarily related to timing of receipts of receivables and payments of payables. The total use of cash from operating activities in the three and nine months ended September 30, 2021 was $1,274 and $5,094 respectively (September 30, 2020: $592 and $3,704 respectively).

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the three and nine months ended September 30, 2021, the net cash used for investing activities amounted to $33,291 and $57,671 respectively (September 30, 2020: $104 and $23,974 respectively). In the three and nine months ended September 30, 2021, the Company used cash to fund advances to Minera Juanicipio, which combined with the Company’s Juanicipio expenditures on its own account, totaled $31,884 and $55,794 respectively (September 30, 2020: $173 and $23,629 respectively). In addition, MAG expended $1,514 and $5,329 respectively (September 30, 2020: $1,329 and $2,427 respectively) on its other exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above). During the three and nine months ended September 30, 2021, the Company received proceeds of $108 and $3,457 respectively (September 30, 2020: $1,409 and $2,151 respectively) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years.

Financing Activities

In the three and nine months ended September 30, 2021, no significant financing activities were undertaken in the periods (September 30, 2020: $47,863 and $89,164 net proceeds from equity offerings, respectively).

In the three and nine months ended September 30, 2021, nil and 16,386 stock options, respectively (September 30, 2020: 249,600 and 330,600 stock options respectively), were exercised for cash proceeds of nil and $192 respectively (September 30, 2020: $1,715 and $2,320 respectively).

In the three and nine months ended September 30, 2021, cash was used to pay a head office lease obligation of $24 and $65 respectively (September 30, 2020: $9 and $51 respectively).

11. FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

	September 30, 2021	December 31, 2020
Cash	$31,707	$94,008
Other current assets	3,063	1,406
Total current assets	34,770	95,414
Investments	3,246	11,951
Investment in Juanicipio	263,891	202,570
Exploration and evaluation assets	18,158	12,472
Property and equipment	534	675
Total assets	$320,599	$323,082

Total current liabilities	793	901
Total non-current liabilities	6,446	5,513
Total liabilities	7,239	6,414
Total equity	313,360	316,668
Total liabilities and equity	$320,599	$323,082

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Cash totaled $31,707 as at September 30, 2021 compared to $94,008 at December 31, 2020, and the decrease primarily reflects the use of cash in ongoing operating and investing activities (see ‘Cashflows’ above). Other current assets as at September 30, 2021 included accounts receivable of $2,138 (December 31, 2020: $897) and prepaid insurance and other prepaid expenses of $925 (December 31, 2020: $509). The accounts receivable is comprised primarily of a receivable from Minera Juanicipio related to interest on a portion of MAG’s shareholder advances (see ‘Related Party Transactions’ below).

Investments of $3,246 (December 31, 2020: $11,951) are comprised of equity securities held by MAG acquired from its divestiture of non-core concessions in prior years. The decrease in balance from year ended December 31, 2020 is a result of both a sale of some of the securities and an unrealized mark-to-market loss recorded in Other Comprehensive Income (Loss) on the securities still held.

The Investment in Juanicipio balance increased from December 31, 2020 to September 30, 2021 from $202,570 to $263,891 and reflects MAG’s ongoing investment in Minera Juanicipio, its primary asset, as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’ Exploration and evaluation assets as at September 30, 2021 increased to $18,158 (December 31, 2020: $12,472) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Property and equipment of $534 (December 31, 2020: $675) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities as at September 30, 2021 amounted to $793 (December 31, 2020: $901) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities as at September 30, 2021 of $6,446 (December 31, 2020: $5,513) include the non-current lease obligation of $302 (December 31, 2020: $383), $409 for a reclamation provision (December 31, 2020: $409) and a deferred income tax liability of $5,735 (December 31, 2020: $4,721), the latter resulting from temporary differences between the valuation of various tax assets denominated in pesos rather than the Company’s US$ functional currency.

12. LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2021, MAG had working capital of $33,977 (December 31, 2020: $94,513) including cash of $31,707 (December 31, 2020: $94,008) and no long-term debt. As well, as at September 30, 2021, Minera Juanicipio had cash of $34,180 (MAG’s attributable 44% share $15,039). MAG is not currently receiving any dividends or cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

Subsequent to the quarter end, MAG signed a binding commitment letter with the Bank of Montreal (“BMO”) for a fully underwritten $40,000 revolving credit facility (“Facility”). The Facility will be available for general corporate purposes, further exploration of its properties, and for further investment in Minera Juanicipio. The Facility will have a maturity date of December 31, 2024, and is subject to definitive documentation and conditions to advances thereunder customary for transactions of this nature.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the Minera Juanicipio shareholders on February 24, 2020, is estimated as of January 1, 2018 to be $440,000 (100% basis) including the mine development-related costs to be incurred prior to the envisaged commencement of commercial operations. Capital costs incurred after commercial production are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

The initial capital expenditure estimate of $440,000 does not take into account the capital expenditures incurred since January 1, 2018 which total approximately $350,738 to September 30, 2021. MAG therefore estimates the remaining initial capital expenditures on a 100% basis for the Juanicipio Project to be approximately $89,262 (MAG’s 44% share being $39,275 as at September 30, 2021). This funding requirement will be reduced by both existing cash held in Minera Juanicipio as at September 30, 2021 ($34,180 on a 100% basis), and by expected cash flows generated from mineralized material processed and sold through the Fresnillo processing plant at a targeted nominal rate of approximately 16,000 tonnes per month (see above ‘Underground Mine Production – Juanicipio Project’). Should there be additional funding requirements related to commissioning delays (see Risks and Uncertainties below) or to additional sustaining capital to be funded prior to Minera Juanicipio achieving cash flow (see Underground Development – Juanicipio Project above), the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility subsequent to the quarter end which will give MAG additional liquidity should it be required (see ‘Subsequent Events’ below).

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. As noted above in COVID-19 – Juanicipio Project, according to Fresnillo the commissioning timetable was deferred a few months to Q4 2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures put into place. The impact of possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

In addition, capital and operating costs, production schedules and economic returns envisioned at Juanicipio are based on certain assumptions which may prove to be inaccurate (see Risks and Uncertainties below), and may result in additional costs, project delays, and cost overruns requiring MAG to fund its 44% share of such costs. Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements and its full share of initial capital required to develop the Juanicipio Project. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings. The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

13. CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at September 30, 2021 for committed exploration work and other committed obligations.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Total

Committed exploration expenditures	$-

Minera Juanicipio (1)&(2)	-

Consulting contract commitments	50
Total Obligations and Commitments	$50

1)	Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $47,408 and purchase orders issued for project capital and sustaining capital total $54,371, with respect to the Juanicipio Project on a 100% basis as at September 30, 2021 (December 31, 2020: combined contractual commitments and purchase orders issued totaled $192,173 on a 100% basis).

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

14. SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at November 12, 2021, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price (in Canadian dollars) or	Remaining
	Shares	Conversion Ratio	Life
Common shares	95,033,252	n/a	n/a
Stock Options	997,407	$12.75 - $23.53	0.1 to 4.1 years
Performance Share Units(“PSUs”) (1)	240,765	1:1	1.1 to 4.1 years
Restricted Share Units(“RSUs”)	24,109	1:1	2.4 to 4.2 years
Deferred Share Units (“DSUs”) (2)	492,306	1:1	n/a (2)
Fully Diluted	96,787,839

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

(1) Includes 87,664 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 0% (nil PSUs) to 200% (175,328 PSUs) and 48,918 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU vesting target range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. As at date of filing this MD&A, there are 112,804 DSUs which are available for settlement to directors no longer with the Company.

15. OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable as Minera Juanicipio becomes a producing mine.

16. TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17. RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 31, 2021 available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk (see Note 11 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2021). In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates.

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulations and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Commissioning of the Juanicipio Processing Plant may be adversely impacted by the timing of hook up to the national power grid

The commissioning of the Juanicipio processing plant by year end requires the timely connection to the national electricity transmission grid of Mexico. Although Fresnillo, the operator, expects to obtain the authorization to connect to the power grid on schedule, there is no assurance that the connection will be timely. Delays in the power hook up could compromise many aspects of the project’s commissioning and profitability, including, but not limited to the timeline to achieving commercial production and cash flow, and the impact on capital and operating costs.

Amendments to the Federal Labour Law on Labour Subcontracting (or “outsourcing”)

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April, 23, 2021 (the ‘Reform’). The Reform, amends several Mexican laws, including the Federal Labour Law, and seeks to, amongst other things, regulate outsourcing as follows: i) to prohibit the use of subcontracting as it has historically been used in Mexico; and, ii) to allow an exception for specialized services under regulated circumstances. This Reform legislation came into effect on September 1, 2021.

The Reform changes are not expected to have a significant impact on the viability of the Juanicipio Project, and Fresnillo, as operator, does not expect the Reform to impact the timeline to commissioning of the Juanicipio plant. However, with various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a portion of its workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment not previously planned to be utilized in underground operations. The costs of any required additional equipment is not included in the initial project capital of $440,000 (see Project Capital - Juanicipio Project above) and may affect the Company’s total funding requirement to get the Juanicipio Project to commercial production (see Underground Development - Juanicipio Project above).

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included in the 2017 PEA are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, underground development rates, metallurgical recoveries, that the actual material mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. The 2017 PEA includes estimates of future production, development plans, operating costs, capital costs and other economic and technical estimates for the Juanicipio Project. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

The Company’s capital and operating costs are affected by the cost of commodities and goods such as explosives, fuel, electrical power and supplies.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results. In addition, Fresnillo, as operator of the Juanicipio Project, has in the past, and may in the future, provide estimates and projections of future production, costs and financial results expected form Juanicipio. Any such information provided by the Company and/or Fresnillo, is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward- looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, the market prices of silver, gold and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of the government and community relations, and its compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, these forward-looking statements should be considered in the context in which they are made, and undue reliance should not be placed on them.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced an information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;

•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;

•	adopting practices to reduce third-party cyber security risks;

•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;

•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and

•	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

Minera Juanicipio – Cyber Security

Fresnillo, the operator of the Juanicipio Project, has disclosed the following risks with respect to its, and its affiliates’ cyber security and privacy: risks relating to (i) corruption of data; (ii) unauthorized access; (iii) breach and data theft, (iv) business disruption; (v) lack of cyber security ownership; (vi) non-compliance with regulations; (vii) health and safety incidents; and (viii) halt or loss of operations. Fresnillo has indicated that it has a security management model designed with defensive structural controls to prevent and mitigate the effects of computer risks; that its systems are regularly audited to identify any potential threats to the operations and additional systems; that it has implemented a training and awareness program; and it has made investments in IT security platforms.

There is no assurance that the Fresnillo’s cyber security risk mitigation strategies will be sufficient to eliminate the risk of cyber-attack nor to protect the assets, personnel or operations of Minera Juanicipio or the Juanicipio Project. A breach of Fresnillo’s systems could have a material adverse impact on the Company to the extent that such breach adversely impacts the Company’s interest in Minera Juanicipio or the Juanicipio Project.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19, and any variants thereof such as the Delta variant. The current outbreak of COVID-19 and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Any COVID-19 related outbreaks or direct or indirect COVID-19 related impacts could cause increased costs or delays in the development timeline and commissioning of the Juanicipio processing plant and could have a material adverse impact on the Company. The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

18. OFF-BALANCE SHEET ARRANGEMENTS

MAG Silver has no off-balance sheet arrangements.

19. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Fees related to Dr. Megaw:
Exploration and marketing services	$71	$88	$216	$252
Travel and expenses	13	-	22	10
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	14	41	41
Field exploration services	41	40	127	121
	$139	$142	$406	$424

All transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2021 is $93 related to these services (December 31, 2020: $78).

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2021 (%)	2020 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at September 30, 2021, as publicly reported. Minera Juanicipio is governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

As at September 30, 2021, Fresnillo and the Company have advanced $198,700 as shareholder loans (MAG’s 44% share $87,428) to Minera Juanicipio, bearing interest at LIBOR + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the cumulative interest recorded by the Company on the loan totaling $1,945 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 6 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2021).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and other short term employee benefits	$328	$279	$973	$848
Share based payments	553	199	2,403	1,400
	$881	$478	$3,376	$2,248

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20. CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: (i) estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; (ii) recovery of receivable balances including value added taxes; (iii) estimates of mineral stockpile inventory valuations; (iv) recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; (v) provisions including closure and reclamation; (vi) share based payment expense; and (vii) income tax provisions. Actual results may differ from those estimated. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at September 30, 2021 for a description of all of the significant accounting policies.

(i) Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

(ii) The Company and Juanicipio incur indirect taxes, including value-added tax, on purchases of goods and services at its development and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

(iii) Juanicipio has mineral stockpiles that are valued at the lower of cost and net realizable value. The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, Juanicipio and the Company could be required to write-down the recorded value of its stockpile, work-in process inventories and finished metal inventory, which would reduce earnings and working capital.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

(iv) Sales recorded in Minera Juanicipio, which are reflected as a component in the Company’s income (loss) from equity investment in Juanicipio, are based on estimated metal quantities reflecting assay data and on a provisional prices which will be trued up for actual price and quantity in a later period.

(v) Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

(vi) Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of income (loss) based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

(vii) The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

21. CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 are consistent with those applied and disclosed in the Company’s consolidated audited financial statements for the year ended December 31, 2020, except for the new and amended IFRS standard as stated below:

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”). In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments became effective January 1, 2021. The Company has assessed the impact of the amendment and determined it does not currently have a significant effect on the Company’s consolidated financial statements.

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2021. These include:

IAS 12 Income Taxes. In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes. The amendments will become effective January 1, 2023. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company’s financial statements.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

22. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design of the Company’s disclosure controls and procedures as of September 30, 2021 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are designed effectively to provide the reasonable assurance noted herein as at September 30, 2021.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2021 were approved by the Board on November 12, 2021. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design of the Company’s internal control over financial reporting as of September 30, 2021 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in internal controls over financial reporting during the period ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

23. ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2021

(expressed in thousands of US dollars except as otherwise noted)

24. SUBSEQUENT EVENT

Subsequent to the quarter end, MAG signed a binding commitment letter with the Bank of Montreal (“BMO”) for a fully underwritten $40,000 revolving credit facility (“Facility”). The Facility will be available for general corporate purposes, further exploration of its properties, and for further investment in Minera Juanicipio. The Facility will have a maturity date of December 31, 2024 and is subject to definitive documentation and conditions to advances thereunder customary for transactions of this nature.

39